Agility Health & Wellness Corp

RM G, 10/F, EVEREST INDUSTRIAL CENTRE,

396 KWUN TONG ROAD,

KWUN TONG HONG KONG

April 23, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Agility Health & Wellness Corp
Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-217761

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Agility Health & Wellness Corp., a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-217761), together with all exhibits and amendments thereto (the “Registration Statement”), originally filed with the Commission on May 8, 2017. The Company is requesting withdrawal of the Registration Statement on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Company does not wish to undertake the offering described in the Registration Statement and confirms that no securities have been sold in connection with the Registration Statement.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Matheau J. W. Stout, Esq. at (410) 429-7076.

Sincerely,

Agility Health & Wellness Corp

/s/ Chan Chun Ngan
By:	Chan Chun Ngan
Title:	Chief Executive Officer